SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated October 26, 2015 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated October 26, 2015, IRSA Inversiones y Representaciones S.A ("the Company") reported that, following up on the information reported by us in the Financial Statements as of June 30, 2015, this is to give notice to this Commission that on October 20, 2015, the Tel Aviv-Jaffo Court allowed the motion filed by the trustees (“Trustees”) of the bondholders of IDBD Holdings Corporation Ltd. (“IDBH”) under the restructuring debt process (the “Arrangement”) and determined that any IDBD shares held by any company controlled by Eduardo Sergio Elsztain shall be prevented from participating in the Tender Offers (as defined below) as set forth in the Arrangement. This notwithstanding, the ruling provides that the shares purchased by Dolphin in the market may be sold in the market and would be thus eligible for participating in the Tender Offers, as defined below. In this sense, as reported to the competent Israeli authorities, Dolphin understands that such shares would total 51,891,923 in number as of the date hereof.

It should be recalled that as part of the purchase agreement, Dolphin promised to make one or more tender offers (“Tender Offers”) for the purchase of IDBD shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015) according to the following detail: (i) by December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 7.798 (price valid as of June 30, 2015, subject to adjustment); and (ii) by December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.188 (price valid as of June 30, 2015, subject to adjustment).

As of June 30, 2015, and as of the date hereof, IRSA holds, indirectly through Dolphin, 49% of the outstanding shares in IDBD.

As of June 30, 2015, IRSA had recorded its investment in IDBD in an amount of Ps. 1,757.10 million and had accounted for a liability that reflected Dolphin’s obligation to conduct 50% of the Tender Offer for Ps. 500.58 million.

The Company is analyzing the impact of this ruling and studying its defense strategy jointly with its legal counsel.

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Responsible for the Relationship with the Markets
Dated: October 27, 2015